UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT UNDER SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011.

OR

   ( ) TRANSITIONAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For transition period from:

Commission File Number:   1-12431

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES’ SAVINGS
AND PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITY BANCORP, INC.
64 OLD HIGHWAY 22 CLINTON, NJ 08809

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust

REQUIRED INFORMATION

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust

Report of Independent Registered
Public Accounting Firm

To the Board of Trustees
Unity Bank Employees’ Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year  ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  McGladrey LLP

June 25,  2012

Blue Bell, Pennsylvania

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

Assets:	2011	2010
Investments, at fair value: (See notes 6, 7 and 8)
Short-term money market instruments	$473,900	$483,848
Unity Bancorp, Inc. stock fund	293,905	349,801
Common collective trusts	3,917,675	3,684,948
Total Investments	4,685,480	4,518,597
Notes receivable from participants	134,879	126,897
Net assets reflecting investments at fair value	4,820,359	4,645,494
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,940)	(9,259)
Net assets available for benefits	$4,810,419	$4,636,235

 See accompanying notes to financial statements.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2011

Additions:
Additions of net assets attributed to:
Contributions:
Employee contributions	$459,606
Employer contributions, net of forfeitures	192,780
Total contributions	652,386

Investment income:
Net appreciation in fair value of investments	106,061
Interest and dividends	1,156
Net investment income	107,217

Interest income on notes receivable from participants	5,508
Total additions	765,111

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(557,333)
Administrative expenses	(33,594)
Total deductions	(590,927)
Net increase	174,184

Net assets available for benefits
Beginning	4,636,235
Ending	$4,810,419

 See accompanying notes to financial statements.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2011 and 2010

(1)           Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the "Plan") for employees of Unity Bank (the "Bank") have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.  Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Administrative Expenses

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts.  Expenses of administering the Plan are paid directly by the Bank.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 6 and 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

        Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual funds' objectives, stock market performance, interest rates, economic conditions, and world affairs.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Plan has evaluated subsequent events through June 25, 2012, the date the financial statements were issued.

(2)           Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Options

The participant contributions and employer safe harbor basic matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

 Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 21. Eligible participants can begin making contributions after three months of employment. Participants are eligible to receive employer matching and discretionary contributions when they have completed three months of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s safe harbor basic matching contributions are equal to 100% of the participants' contributions, up to 3% of eligible compensation and 50% of the participant’s contributions for the next 2% of eligible compensation, as defined.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Forfeitures

Any forfeited amounts reduce the employer's contributions to the Plan. At December 31, 2011 and 2010, forfeited non-vested accounts amounted to $844 and $632 respectively.   For the years ended December 31, 2011 and 2010, there were $18,742 and $2,000 of forfeited non-vested account balances, respectively, which were used to reduce the employer’s contributions to the Plan. These forfeited balances were related to participants who enrolled in the Plan prior to January 1, 2006.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006, Unity Bank’s 401(k) plan became a “Safe Harbor Plan” which means employer matching contributions made from that date forward are automatically vested.  Employer matching contributions made prior to January 1, 2006 are 100% vested after completing six years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

Payment of Benefits

Upon normal retirement at age 62 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity options, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

(3)           Notes Receivable from Participants

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

The minimum term of any loan shall be 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances and range from 4.25% to 9.25%.  The loans are secured by the balance in the participant’s account.  Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

(4)           Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

(5)           Tax Status

The Plan adopted a volume submitter plan in August 2003, intended to meet the form requirements of Internal Revenue Code Section 401(a).  The employer has not applied for a determination letter.  Plan management believes that that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.  The Plan was most recently amended in November 2010.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(6)	Fair Value Measurement

The Plan follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value.   Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair value, the Plan uses various methods including market, income and cost approaches.  Based on these approaches, the Plan may utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

 Level 1 Inputs:
•	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

 Level 2 Inputs:
•	Quoted prices for similar assets or liabilities in active markets.
•	Quoted prices for identical or similar assets or liabilities in inactive markets.
•
Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or "market corroborated inputs."

Level 3 Inputs:
•	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities

        The following is a description of the valuation methodologies used for assets measured at fair value:

Short-term money market instruments:
Short-term money market instruments are stated at amortized cost, which approximates fair value.

Unity Bancorp, Inc. stock fund:
This is comprised of Unity Bancorp, Inc. common stock which is traded on NASDAQ and valued at its quoted market price at the daily close.  The fund is valued at the net asset value ("NAV") of the units of stock, cash, interest, accrued dividends and administrative fees.

Common collective trusts:
Common collective trusts are valued at the NAV of shares held by the plan at year-end.  The NAV is derived from each Fund's audited financial statements and not published prices.  With respect to the underlying collective investment funds, equity investments for which market quotations are readily available are valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of the last published sale price or the mean between the last reported bid and ask prices, or at fair value as determined in good faith by the Trustee. In addition, the underlying collective investment funds invest in fixed income investments which are valued on the basis of valuations furnished by a Trustee-approved independent pricing service, which determines valuations for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. This category is further broken down into the following types of funds:

Asset allocation funds: These funds offer broad diversification and a disciplined rebalancing process by keeping the mix of U.S. stocks, international stocks and U.S bonds at a set percentage, depending on the plan participant's investment strategy (i.e. conservative, moderate, or aggressive).

Bond funds: These funds offer broad, low cost exposure to the U.S. bond market.

Stock funds: These funds offer broad, low cost exposure to stocks.  The stocks vary depending on the particular fund (i.e. S&P 500 offers stocks of large U.S. companies, S&P Mid Cap offers stocks of medium U.S. companies, Russell Small Cap offers stocks of small U.S. companies).

Target retirement funds: These funds offer complete asset allocations which become more conservative closer to retirement.  Plan participants select the fund with a date closest to their expected retirement date and invest accordingly.

Stable Value fund: The fund invests in a variety of investment contracts such as guaranteed investment contracts ("GIC's") issued by insurance companies and other investment products ("synthetic GIC's") with similar characteristics, in addition to similar investments in short-term investments and U.S. Treasury notes.

The following tables present, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and December 31, 2010.

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total

Short-term money market instruments	$-	$473,900	$-	$473,900

Unity Bancorp, Inc. stock fund (45,923 shares)	-	293,905	-	293,905

Common collective trusts:
Asset allocation funds	-	402,245	-	402,245
Bond funds	-	382,681	-	382,681
Stock funds	-	2,463,495	-	2,463,495
Target retirement funds	-	339,583	-	339,583
Stable value fund	-	-	329,671	329,671
Total common collective trusts	-	3,588,004	329,671	3,917,675

Total assets at fair value	$-	$4,355,809	$329,671	$4,685,480

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total

Short-term money market instruments	$-	$507,348	$-	$507,348

Unity Bancorp, Inc. stock fund (57,818 shares)	-	326,301	-	326,301

Common collective trusts:
Asset allocation funds	-	336,321	-	336,321
Bond funds	-	316,811	-	316,811
Stock funds	-	2,457,948	-	2,457,948
Target retirement funds	-	241,083	-	241,083
Stable value fund	-	-	332,785	332,785
Total common collective trusts	-	3,352,163	332,785	3,684,948

Total assets at fair value	$-	$4,185,812	$332,785	$4,518,597

    The following tables present the changes in Level 3 assets:

Common Collective Trust
Beginning balance December 31, 2010	$332,785
Unrealized gains relating to instruments still held at the reporting date	7,141
Realized gains	1,036
Purchases	86,514
Sales	(97,805)
Ending balance December 31, 2011	$329,671

(7)	Fair Value of Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent)

The following table sets forth additional disclosures of the Plan's investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2011 and 2010:

As of December 31, 2011:
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period

Asset allocation funds (a)	$402,245	$-	Immediate	None
Bond funds (a)	382,681	-	Immediate	None
Stock funds (a)	2,463,495	-	Immediate	None
Target retirement funds (a)	339,583	-	Immediate	None
Stable value fund (b)	329,671	-	Immediate	1 Year
Total common collective trusts	$3,917,675	$-

(a) The classes include investment funds, which invest in common stocks and fixed income securities.  Investments in these classes can be redeemed immediately at the current net asset value per share based on the fair value of underlying assets.  The fair value of investment(s) in these classes have been estimated using the net asset value per share of the investment(s).
(b) The class includes an investment in a fund that allows for redemptions daily at the net unit value at contract value, provided that one-year notice is provided.  The fair value of the investment in this class has been estimated using the net assets at fair value.

(8)	Investments

For the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2011	2010
Unity Bancorp, Inc. stock fund	$17,456	$109,309
Common collective trusts	88,605	479,151
Total	$106,061	$588,460

The following table represents the fair value of individual investments, which exceed 5% of the Plan’s net assets as of December 31, 2011 and 2010:

	2011	2010
SSgA - S&P Midcap Index NL Series Fund - Class A	$516,172	$555,741
SSgA - S&P 500 Index NL Series Fund - Class A	504,987	532,717
SSgA - Government Short Term Investment Fund	473,900	483,848
SSgA - S&P Large Cap Growth Index SL Fund Series - Class A	354,610	360,240
Invesco National Trust Co - Stable Value Fund (a)	319,731	323,526
Unity Bancorp, Inc. Stock Fund	293,905	349,801
SSgA - Russell Small Cap NL Series Fund - Class A	269,800	273,257
SSgA - International Index NL Series Fund - Class A	263,469	277,886
SSgA – U.S. Long Treasury Index NL Series Fund – Class A (b)	242,070	-

(a) Reported at contract value.  Fair market value was $329,671 and $332,785 at December 31, 2011 and 2010, respectively.
(b) Balance was less than 5% at December 31, 2010.

(9)          New Accounting Pronouncements

FASB ASC Topic 820, “Fair Value Measurements and Disclosures”

In January 2010, the FASB issued an amendment to Fair Value Measurements and Disclosures, Topic 820, Improving Disclosures About Fair Value Measurements. This amendment requires new disclosures regarding significant transfers in and out of Level 1 and 2 fair value measurements and the reasons for the transfers. This amendment also requires that a reporting entity present separately information about purchases, sales, issuances and settlements, on a gross basis rather than a net basis for activity in Level 3 fair value measurements using significant unobservable inputs. This amendment also clarifies existing disclosures on the level of disaggregation, in that the reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities, and that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 and 3. The new disclosures and clarifications of existing disclosures for ASC 820 were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures were effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of these amendments did not have a material effect on the Plan’s financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011, with early adoption prohibited. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

(10)        Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan’s financial statements to the Form 5500:

	As of December 31,
	2011	2010
Net assets available for benefits per the financial statements	$4,810,419	$4,636,235
Differences in:
Investments	134,879	126,897
Receivables - notes receivable from participants	(134,879)	(126,897)
Net assets available for benefits per the Form 5500	$4,810,419	$4,636,235

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
December 31, 2011

		(c)
	(b)	Description of Investment Including
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value

	Short-Term Money Market Instruments
	State Street Bank and Trust Company	Government Short Term Investment Fund	**	$473,900
*	Unity Bancorp, Inc.	Stock Fund	**	293,905
	Common Collective Trusts
	State Street Bank and Trust Company	S&P Midcap Index SL Series Fund - Class A	**	516,170
	State Street Bank and Trust Company	S&P 500 Index NL Series Fund - Class A	**	504,987
	State Street Bank and Trust Company	S&P Large Cap Growth Index SL Fund Series - Class A	**	354,610
	State Street Bank and Trust Company	Russell Small Cap Index NL Series Fund - Class A	**	269,800
	State Street Bank and Trust Company	International Index NL Series Fund - Class A	**	263,469
	State Street Bank and Trust Company	U.S. Long Treasury Index NL Series Fund - Class A	**	242,070
	State Street Bank and Trust Company	NASDAQ-100 Index NL Series Fund - Class A	**	230,808
	State Street Bank and Trust Company	S&P Large Cap Value Index SL Series Fund - Class I	**	222,218
	State Street Bank and Trust Company	Moderate Strategic Balanced SL Fund	**	204,704
	State Street Bank and Trust Company	Target Retirement 2015 NL Series Fund - Class A	**	175,676
	State Street Bank and Trust Company	U.S. Bond Index NL Series Fund - Class A	**	140,611
	State Street Bank and Trust Company	Conservative Strategic Balanced SL Fund	**	101,607
	State Street Bank and Trust Company	Tuckerman REIT Index NL Series Fund - Class A	**	101,432
	State Street Bank and Trust Company	Aggressive Strategic Balanced SL Fund	**	95,933
	State Street Bank and Trust Company	Target Retirement 2035 NL Series Fund - Class A	**	82,823
	State Street Bank and Trust Company	Target Retirement 2025 NL Series Fund - Class A	**	70,542
	State Street Bank and Trust Company	Target Retirement 2045 NL Series Fund - Class A	**	10,542
	Guaranteed Investment Contract
	Invesco National Trust Co	Stable Value Fund	**	319,731
*	Participant Loans	Various terms, 4.25% - 9.25%	**	134,879

				$4,810,417

* A party-in-interest as defined by ERISA.
** Not applicable for participant-directed investments.

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Unity Bank
Dated: June 25, 2012

By:

/s/ Alan J. Bedner, Jr.
------------------------------

Alan J. Bedner, Jr.
Plan Administrator
EVP and CFO